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                                                                    EXHIBIT 99.1

                        ITGI'S 1998 YEAR 2000 DISCUSSION
                        AN EXCERPT FROM ITGI'S 1998 10-K

THE YEAR 2000 ISSUE

     Some computer systems and software products were originally designed to accept two digit entries in the data code field. As a result, certain computer systems and software packages will not be able to interpret dates beyond December 31, 1999 and thus will interpret dates beginning January 1, 2000 incorrectly. This could potentially result in computer failure or miscalculations, causing operating disruptions, including an inability to process transactions, send invoices or engage in normal business operations. Therefore, companies may have to upgrade or replace computer and software systems in order to comply with the "Year 2000" requirements.

  Strategy

     We are well aware of and are actively addressing the Year 2000 issue and the potential problems that can arise in any computer and software system. Planning and evaluation work began in 1997 including the identification of those systems affected. We established a "Year 2000 working group" to address the Year 2000 issue. We have targeted our efforts into three major areas: (1) vendors;
(2) company proprietary products; and (3) clients.

     Vendors. Our ability to successfully meet the Year 2000 challenge is in part dependent on our vendors. We have contacted our vendors to determine the status of their Year 2000 programs and have created a database recording each vendor's readiness status. Over 95% of our vendors have responded that their systems are currently Year 2000 compliant, and substantially all or our vendors have indicated that they expect their systems to be Year 2000 compliant by September 30, 1999. Based upon the results of our testing to date, we are satisfied with the representations we have received from our vendors. We are in the process of integrating Year 2000 compliant versions of our vendors' software and hardware with our proprietary products.

     Company Proprietary Products. We have evaluated our trading systems and have endeavored to examine all code contained in our internally produced software. We have completed regression testing of all mission critical systems and released Year 2000 compliant versions of all such systems other than QuantEX. We plan to complete date-forward testing of all mission critical systems and release a Year 2000 compliant version of QuantEX by the end of June 1999. We also intend to participate in the Securities Industry Association's industry-wide testing program in 1999.

     Clients. We sent a letter explaining our Year 2000 strategy to all clients in July 1999. In addition, we contacted clients on a project-by-project basis to ascertain compatibility between our systems and changes made to the clients' systems. We plan to provide point-to-point testing opportunities for our clients starting in April 1999.

  Contingency Planning

     We are in the early stages of establishing a Year 2000 contingency plan to deal with both internal and external failures of critical systems. The Year 2000 issue can affect all businesses that rely heavily on automated systems. Our Year 2000 contingency plan is therefore intended to address failures of internal systems, client connections and connections to trading destinations, as well as failures of major infrastructure components. We intend to have our contingency plan in place by July 1999 and to update and refine such plan as needed on a continuing basis. We believe, however, that such contingency plan will not provide satisfactory solutions for our worst-case scenario -- the general failure of computer and communication systems relied upon by the securities industry, such as the systems provided by long distance telephone companies, the stock exchanges, Nasdaq, The Depository Trust Company and ADP Brokerage Services, and the failure of Jefferies & Company and W&D to provide services under their clearing and execution agreement with us. Such failure
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would prevent us from operating in whole or in part until such systems or services have been restored and could have a material adverse effect on us.

     In the event any of our internally developed systems fails, we will undertake to remediate such system on an emergency basis at the time of such failure. To ensure that adequate staff will be available to handle any such emergencies in January of 2000, we have imposed a moratorium on employee vacations during the first two weeks of January 2000, and have made arrangements to have a number of software development personnel (normally based in our Culver City office) at our New York headquarters during the final week of December 1999 and the first week of January 2000. Our inability to remediate a failure of any of our internally developed mission critical systems would prevent us from operating in whole or in part until such systems have been restored and could have a material adverse effect on us.

  Costs

     We do not believe that the costs incurred to ready our systems for the Year 2000 will have a material effect on our financial condition. Total costs for the whole project are estimated to be between $2.5 and $3.0 million, which includes the cost of personnel, consultants and software and hardware costs. Through December 31, 1998, we have spent approximately $1.5 million on the Year 2000 project.